Exhibit 99.(a)(1)(i)

To All Sypris Optionholders Eligible to Participate in the Offer to Exchange:

REMINDER — If you are electing to exchange any of your Eligible Option Grants under the Stock Option Exchange Program, the deadline to deliver your Election Form is June 12, 2007 at 5:00 p.m. Eastern Time.

We cannot accept late submissions, and therefore we urge you to respond early to avoid any last minute problems.

Even if you are not electing to tender any of your outstanding Eligible Options for exchange, a completed Election Form is required on your part.

If you have questions regarding the Stock Option Exchange Program, contact andrea.luescher@sypris.com or call (502) 329-2029.